June 27, 2025

Sally Outlaw
Chief Executive Officer
Worthy Wealth Realty, Inc.
11175 Cicero Drive
Alpharetta, GA 30022

       Re: Worthy Wealth Realty, Inc.
           Amendment No. 5 to
           Offering Statement on Form 1-A
           Filed June 20, 2025
           File No. 024-12536
Dear Sally Outlaw:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 9, 2025 letter.

Amendment No. 5 to Offering Statement on Form 1-A
General

1. We note your revised disclosure regarding the Worthy Wealth website not being
       "specific" to you. It appears that the website covers various offerings, including this offering. For example, the website discusses securities "backed by real estate" and
       "secured by properties in high-demand markets." Please clarify whether the website's discussion of investment opportunities include the Worthy Wealth Realty, Inc.
       offering. If it does, please provide the relevant screenshots and exhibits as requested in comment 4 of our letter dated May 13, 2025. If not, please revise to so state.
 June 27, 2025
Page 2
Management's Discussion and Analysis of Financial Condition
Plan of Operations, page 28

2. We note your response to prior comment 3, stating that "[i]t is not yet possible to determine the percentage of each type of investment that will constitute the 95%."
       Please revise to identify the factors you anticipate considering in making the determination of how much of the 95% will be earmarked for co-investments as opposed to mortgage loans. In this regard, it appears that the business model for investing in mortgage loans could be significantly different from the co-investment model described in more detail. For example, it is unclear what types of commercial or retail mortgage loans will be acquired, and based on the 14%-17% interest rate, it appears that the mortgage loans being targeted may be subprime. Please revise to clarify. Please also revise your use of proceeds section to clarify why you are unable to provide a quantified breakdown of the 95%. Refer to Item 9(c) of Form 1-A.

       Please contact Aisha Adegbuyi at 202-551-8754 or James Lopez at 202-551-3536
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Clint J. Gage, Esq.